Management’s Discussion and Analysis
For the Period Ended June 30, 2008

999 West Hastings, Suite 550, Vancouver, B.C., Canada V6C 2W2
(T) 604.682.2205 (F) 604.682.2235 (W) www.gencoresources.com
TSX:GGC

MD&A 14.08.08

August 14, 2008

Introduction

The following Management’s Discussion and Analysis (“MD&A”) of Genco Resources Ltd. (the “Company” or “Genco”) should be read in conjunction with the Company’s consolidated financial statements for the period ended June 30, 2008 and audited consolidated financial statements for the year ended December 31, 2007 which are available, along with further information on the Company including any news releases and historical reports referred to in this MD&A, on the Company’s web site www.gencoresources.com or the SEDAR website at www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) unless specifically stated otherwise. All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

Cautionary Note Regarding Forward Looking Statements

This Management’s Discussion and Analysis contains certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Risks and uncertainties may include, but are not limited to, changes in general economic conditions, currency fluctuation, changes in the legal, social or political conditions, fluctuations in metals prices, changing costs of services and materials, difficulty in obtaining required equipment supplies and services in a timely manner, changes in reserve and resource estimates, changes in labour laws, access to capital, and other risks and uncertainties unique to the Company or common to public companies, mineral companies and companies doing business in multiple political jurisdictions.

Qualified Person

All scientific and technical information concerning the Company’s projects which forms the basis for disclosure regarding such projects contained in this MD&A was prepared by or under the supervision of an independent consultant to the Company, Glenn R. Clark, P. Eng., a ‘qualified person’ for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian securities administrators who has verified the data disclosed.

Financial Performance and Highlights

  Sales for the second quarter of 2008 were $2,262,857, an increase of 11% from the same period of 2007. For the first half of 2008 sales were $4,336,186, an increase of 21% from the same period of 2007.

  Gross profit for the second quarter of 2008 was $912,440 down 24% from the same period of 2007. For the first half of 2008 gross profit was $667,737 down 56% from $1,514,761 during the same period of 2007.

  Investment in exploration, new mine development and equipment totalled $6,061,941 during the six month period ended June 30, 2008.

  Genco released an updated reserve and resource calculation for the Temascaltepec Mining District and La Guitarra Mine. Silver equivalent (“eAg”) measured and indicated resources increased 751% to 35,847,000 ounces and proven and probable reserves increased 76% to 11,516,000 ounces from the prior estimate.

  The Feasibility Study for mine expansion at La Guitarra remains on schedule for Q3 completion.

  An agreement was reached with Andover Ventures Inc. to sell to Andover the Company’s shares in Chief Consolidated Mining Company.

Overview

The Company’s core asset is the producing La Guitarra silver/gold mine, located in the Temascaltepec Mining District of Mexico. The Guitarra mine currently consists of two underground operation centres, La Guitarra and San Rafael, and a flotation mill with a nominal capacity of 340 tonne per day (“t/d”) and a proven capacity of 320 t/d.

Genco believes significant potential exists to expand production within the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District. Drilling conducted in the District since 2006 has identified significant mineralization and the possibility of developing multiple new underground and surface production centres. The Company has retained Kappes, Cassiday and Associates to prepare a Feasibility Study to assess the economics of expanding production.

Outlook

In July 2008, Genco added a third mill shift at the Guitarra Mine. The Mine is expected to operate at or near capacity for the remainder of 2008. Based on estimated proven reserve grades, projected metal production for 2008 is approximately 600,000 eAg ounces. Production costs are expected to remain stable during the third quarter and rise slightly during the fourth quarter of 2008.

The Feasibility Study is scheduled to be available to the Company in September. Genco anticipates the study will offer a positive recommendation for expanding mining and milling at the Guitarra Mine, and the Company’s primary focus remains significantly expanded production. The Company expects that general and administrative expenses will continue to be higher than is normal for a company with its production levels as a result of ongoing work related to the completion of the Feasibility Study, District exploration, mine expansion and new infrastructure works.

In order to significantly expand mining operations at the Guitarra Mine and construct a new mill facility, the Company will require additional outside funding. The Company plans to explore financing options available at the time of funding and choose the best available mix of debt and equity balancing cost, risk and potential dilution.

Genco believes continued exploration of the Temascaltepec District will lead to significant increases in reserves and resources and the discovery of new areas of mineralization. The Company is confident the planned expansion of the Guitarra Mine is the first step in unlocking the District’s potential.

Results of Mine Operations

Production

The mining rate increased during the three and six month period ended June 30, 2008 compared to the same periods of 2007. All production during 2008 came from the underground Guitarra and San Rafael production centres. During the first six months of 2007, more than half the production came from a test mining program at surface.

Mined silver grades and silver recoveries during the first six months of 2008 were higher than those during the same period of 2007 for two main reasons:

  the mining of lower grade oxide ores from surface in the first half of 2007; and

  improvements in the recovery process have lead to higher recoveries from both sulphide and oxide ores.

Mined gold grades in the first half of 2008 were lower than the first six months of 2007 for a couple of reasons:

  one area of San Rafael produced unusually high gold grades in the first half of 2007 and this area was exhausted; and

  the combination of higher gold prices and the limited introduction of lower cost mining methods resulted in lower grade ores becoming more profitable to exploit in the first half of 2008.

During the three and six month periods ended June 30, 2008 average mined gold grades were in line with reported estimated reserve grades and the Company expects this to remain true for the remainder of 2008. The following table summarizes metal production at the Guitarra Mine.

	Q2	Q2%		YTD(1)	YTD (1)%
	2008	2007	Change	2008	2007	Change
Tonnes ore milled	18,360	15,674	+17%	37,315	33,835	+10%
Tonnes ore milled per day	204	174	+17%	207	188	+10%
Silver equivalent grade (g/t)	311	376	-17%	295	323	-9%
Silver grade (g/t)	226	203	+11%	203	184	+10%
Gold grade (g/t)	1.63	3.46	-53%	1.75	2.82	-38%
Silver recovery (%)	90.35	87.63	+3%	89.61	83.20	+8%
Gold recovery (%)	83.13	88.37	-6%	84.55	81.50	+4%
eAg production (ounces(2))	162,457	162,771	-0%	311,349	283,649	+10%
Silver production (ounces(2))	120,480	89,709	+34%	218,199	166,188	+31%
Gold production (ounces(2))	802	1,465	-45%	1,777	2,372	-25%
eAg sales (ounces)	146,690	150,155	-2%	280,206	261,260	+7%
Silver sales (ounces)	108,220	80,738	+34%	194,866	149,692	+30%
Gold sales (ounces)	735	1,390	-47%	1,628	2,253	-28%
Average realized silver price (US$)	17.17	13.36	+29%	17.38	13.34	+30%
Average realized gold price (US$)	898.67	667.00	+35%	912.53	660.39	+38%
Gold$/silver$ equivalency factor	52.34	49.94	+5%	52.42	49.52	+6%

(1) Year to Date as of June 30
(2) Ounces contained in concentrate shipped during the period.

Production Costs

Cash costs and total production costs increased at La Guitarra during the six month period ended June 30, 2008. The following table summarizes the mining costs at the Guitarra Mine for the period.

	6 Months Ended	6 Months Ended	12 Months Ended
	June 30, 2008	June 30, 2007	December 31, 2007
eAg sales (ounces)	280,206	261,260	520,064
Silver sales (ounces)	194,466	149,692	269,109
Gold sales (ounces)	1,628	2,253	4,839

Costs eAg Basis	US$	US$	US$
Direct mining expenses	1,319,054	1,147,800	2,099,778
Third party processing & transportation	350,543	153,979	935,265
Cash operating cost per eAg ounce (1)	5.96	4.99	5.84
Royalties (2)	163,940	141,045	249,848
Total cash cost per eAg ounce(1)	6.54	5.53	6.32
Amortization	479,024	427,491	862,471
Total production cost per eAg ounce (1)	8.25	7.16	7.97
Costs net of Gold Credits	US$	US$	US$
Direct mining expenses	(155,879)	(341,476)	(1,027,975)
Third party processing & transportation	350,453	153,979	935,265
Cash operating cost per Ag ounce (1)	.69	(0.72)	(0.19)
Royalties (2)	163,940	141,045	249,848
Total cash cost per Ag ounce (1)	1.28	(0.18)	0.32
Amortization	479,024	427,491	862,471
Total production cost per Ag ounce (1)	2.99	1.46	2.11

(1) Cash Operating Cost, Total Cash Cost and Total Production Cost are non-GAAP measures.
(2) Royalties are a Net Smelter Royalty of 3.5% in accordance with an existing royalty agreement.

During the six month period ended June 30, 2008 the Company experienced higher cash operating costs, total cash costs and total production costs compared with the same period of 2007. This was due to three main factors:

  higher oil prices, which in turn increased diesel fuel and explosives costs;

  production solely from underground operations, which is more costly than surface mining; and

  higher third party treatment charges.

During 2007, Genco renegotiated its mineral sales contract and the new contract came into effect over a period of time beginning in the second quarter of 2007. While the new contract is similar in terms and costs to what other mining companies in Mexico pay for smelting and refining, it is not as favourable to the Company as the previous arrangement. The Company will continue to explore alternative more cost effective smelting, refining and commercialization options.

Exploration and Mine Development

Estimated Resources and Reserves at La Guitarra Mine

By news release dated June 17, 2008 the Company reported the results of an independent audit of a new estimate of mineral reserves and resources for the Guitarra Mine and the Temascaltepec Mining District. Reserves and resources as of March 31, 2008 were audited by Glenn R. Clark, P. Eng., a qualified independent person for NI 43-101 purposes. The results were as follows:

	Tonnes	Silver	Gold	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Classification	(,000s)	(g/t)	(g/t)	(,000s)	(,000s)	(,000s)
Underground Reserve
Proven	379	210	1.38	2,558	17	3,408
Probable	1,047	193	0.97	6,498	32	8,098
Proven + Probable	1,426	198	1.08	9,056	49	11,506
Near Surface Resource
Measured	4,227	63	0.66	8,563	89	13,013
Indicated	8,824	52	0.57	14,754	161	22,804
Measured + Indicated	13,051	56	0.60	23,317	250	35,817
Inferred	3,469	48	0.71	5,350	79	9,300
Underground Resource
Inferred	10,023	305	1.95	98,430	629	129,880

Underground reserves were calculated using a 135 equivalent silver grams per tonne (“g/t”) cut off and a 20% dilution factor at zero grade. Underground reserves were further reduced by 10% to reflect a mineable recovery estimate. The methodology used for the underground reserves was standard polygonal projections on longitudinal sections. Proven reserves were projected 0-10 metres from data points and Probable reserves were projected 10-25 metres for all areas except on the Santa Ana reserves at Mina de Agua. Proven reserves at Santa Ana were projected 0-10 metres and Probable reserves were projected 10–50 metres. Gold assays were cut to 15 g/t, and silver assays to 1,500 g/t. A 50 to 1 silver to gold ratio representing a gold price of US$600/oz gold and a silver price of US$12/oz was used in the eAg calculation. Silver and gold recoveries are essentially the same, 82%-89% using the existing flotation circuit averages and in test work using cyanide leaching. To Genco’s knowledge, the estimate of mineral resources or mineral reserves will not be materially affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Exploration

Genco remains committed to exploring the Temascaltepec Mining District. The Company has adopted a systematic approach to exploration which has involved the identification of potential economic mineralization through sampling at surface and underground followed by drill testing priority targets.

Since the third quarter of 2006 over 80,000 metres of core and reverse circulation drilling has been completed including 8,500 metres completed in the quarter ended June 30, 2008, a decrease of 13% compared to the same period of 2007. Initial drilling has focused on developing reserves and resources near the existing Guitarra Mine. Additional drilling was conducted in the areas of Mina de Agua, Nazareno and Coloso with economic ore bodies being identified in each of these areas.

Current exploration plans call for continued drilling on identified ore bodies to assist in planning mine development, and as resources permit drilling of identified, but as of yet undrilled exploration targets. The Company estimates that less than 5% of the identified vein system has been drill tested to date. The Company expects to reduce exploration spending during the third quarter when compared to the first two quarters of the year as it focuses resources on completing the Feasibility Study.

Mine Development

The Company continues to develop the Guitarra Mine for expanded production during 2008 and in anticipation of a positive Feasibility Study during the third quarter of 2008. With an envisioned production expansion incorporating a 3,000 tonne per day (“t/d”) mill and possible heap leach the Company expects to develop three or more new underground production centres and one surface production centre. The Company believes current production from the two existing underground sources and development ore will be sufficient to operate the Guitarra Mill at or near capacity for the remainder of 2008 and 2009.

To prepare for future production expansion and minimize development time following a positive Feasibility Study Genco has taken a proactive approach to permitting, development and procurement. During the six month period ended June 30, 2008 a total of $5.4 million, including $1.9 million during the second quarter, was invested in exploration and mine development at the Guitarra Mine. Also during the six month period a refurbished ball mill with a 3,000 t/d rated capacity was purchased for $US1.65 million, formerly leased concessions and a royalty were purchased from a third party for US$1.4 million, surface rights were purchased for $1.0 million and environmental studies and permitting for mine expansion were initiated. During the remainder of 2008 the Company plans to pursue the acquisition of additional surface rights, identify and purchase long lead time items critical to increased production, obtain necessary permits and accelerate underground and surface development in order to develop sufficient working areas to provide feed to a new mill facility.

Quality Control and Assurance

Genco has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices.

The drill core is sawn in half with one half being stored on site and the other half shipped to either the ALS Chemex Laboratories in Guadalajara, Mexico, or the SGS Laboratory in Durango for preparation of pulps. Some pulps are shipped to ALS Chemex’s Vancouver, B.C. Canada laboratory for analysis using a three acid digestion for silver and fire assay with AA finish for gold. SGS employs gravimetric fire assay techniques for both gold and silver at their Durango laboratory.

The laboratory re-assays about 3% of all samples as a check and additional checks may be run on anomalous values. In addition the La Guitarra Mine laboratory has an ongoing check assay program and routinely re-assays ALS Chemex’s pulp and sample rejects and/or the retained core splits

Investment in Chief Consolidated Mining Company

On March 14, 2008 the Company announced that it had acquired approximately 64.71% of the outstanding shares of Chief Consolidated Mining Company (“Chief”) for approximately US$4.9 million. Chief is a publicly traded mining company headquartered in Utah which owns the past producing Burgin and Trixie Mines and mining concessions covering approximately 16,000 acres in the Tintic Mining District located in Utah State.

The opportunity to purchase the Chief shares in came to Genco via common directors with Andover Ventures Inc. (“Andover”). A majority of the independent (independent of Andover) members of Genco’s Board of Directors at the time voted to enter into an agreement to purchase the shares and transfer them to Andover in a transaction with the following proposed consideration as outlined in a Genco news release dated March 14, 2008 and confirmed in an Andover news release dated March 17, 2008:

  Issuance of 10 million Andover common shares, representing approximately 20% of the outstanding shares of Andover, at a deemed price of $0.50 per share.

  Grant Genco a royalty on silver production from all existing Andover properties.

  Grant Genco back in rights on Chief’s mineral properties to the extent legally possible.

  Grant Genco the right of first refusal on Chief’s mineral properties in the event of a sale to the extent legally possible.

  Grant Genco the right to maintain its pro rata share ownership in Andover.

Subsequent to announcing the proposed sale of Chief shares to Andover the independent directors of Genco’s and Andover’s boards negotiated a final agreement under which Genco would transfer the Chief shares to Andover for the following consideration:

  Andover will pay Genco US$2,500,000 by July 31, 2008 which is non-refundable. A $1 million advance against this payment has been made pending Andover’s receipt of approval of the TSX Venture Exchange to the acquisition.

  Andover will pay a further U.S. $2,378,002 on September 15, 2008 together with associated legal, accounting and other costs incurred by Genco related to the purchase of the Chief interest. An interest cost of 8% per annum from the date of the formal signing of the Purchase Agreement will be paid by Andover to Genco on any outstanding balance.

  Andover will issue 1.5 million common shares to Genco on or before September 15, 2008.

  Andover will pay a 6% Net Profit Interest on its pro rata share (based on its percentage shareholding of Chief) of all metals produced by Chief from the Trixie and the Burgin Extension deposits.

  Genco can, at its sole discretion, exchange the Net Profit Interest for a further 1.5 million common shares of Andover at any time up until one year following the initiation of sustained production from either of the Trixie or Burgin Mine.

  Genco will have the right to share in Andover’s profits from short term sales in whole or in part of the Chief common stock, convertible common stock, or the assets of Chief for a period of two years from the signing date of the Purchase Agreement.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market prices at the date of acquisition. Due to a shareholders’ deficit in Chief, the Company does not reflect a non-controlling interest in its records. Accordingly, the Company has reflected the fair value of Chief’s assets and liabilities in its records as if it were a wholly owned subsidiary.

As of the date of this MD&A Genco has received 1,500,000 common shares and $1,000,000 in cash from Andover. Genco anticipates the transaction to close prior to the end of September 2008.

Annual General Meeting and Proxy Contest

Genco’s Annual General Meeting (“AGM”) held on June 26, 2008 was preceded by a proxy contest. Subsequent to the AGM the Board voted that all proxy related expenses should be borne by the Company. During the quarter ended June 30, 2008 the Company recorded $866,975 of proxy related expenses with the Company incurring approximately $397,000 of these expenses. The majority of the expenses were for legal, proxy solicitation and public relations services.

Results of Operations

Total assets were $49,136,615 at June 30, 2008, an increase of $3,113,953 during the period. Asset growth reflects the ongoing development of the Guitarra Mine and District exploration, as well as the consolidation of Chief.

On June 30, 2008 current assets were $6,115,134 (December 31, 2007 - $16,169,407), a decrease of $10,054,273, and the Company had a working capital deficit of $931,771, a decrease of $12,306,220 during the six month period. Current liabilities increased $2,251,947 during the six month period to $7,046,905 on June 30, 2008. The decrease in current assets and increase in current liabilities reflect investments made during the period at the Guitarra Mine and the investment in and consolidation of Chief.

Long term liabilities were $4,705,471 on June 30, 2008 an increase of $1,596,737. The increase in long term liabilities was primarily attributable to the consolidation of Chief’s results. With the sale of Chief to Andover during the third quarter of 2008 the Company expects it cash and working capital position to improve and liabilities to decrease.

The following table summarizes Genco’s balance sheet, statement of operations and statement of cash flows for the three and six month periods ended June 30, 2008.

	Q2 2008	Q2 2007	YTD 2008	YTD 2007
	$	$	$	$
Balance Sheet
Current cash	641,180	708,155	641,180	708,155
Working capital	(931,771)	389,139	(931,771)	389,139
Long term debt	1,373,924	1,875,608	1,373,924	1,875,608
Shareholders’ equity	37,384,239	18,313,893	37,384,239	18,313,893

Statement of Operations
Sales	2,262,857	2,034,549	4,336,186	3,581,575
Cost of sales	1,350,417	830,989	3,668,449	2,066,814
Gross profit (loss)	912,440	1,203,560	667,737	1,514,761
Gross margin	40%	59%	15%	42%

Administration expenses	1,129,215	1,250,664	1,910,859	1,887,432
Stock based compensation	731,040	739,164	1,085,021	1,227,501
Operating income (loss)	(947,815)	(786,268)	(2,328,143)	(1,600,172)

Accretion on long term debt	(21,827)	(29,700)	(43,970)	(60,982)
Fair value adjustment on bonus payable	804,409	0	804,409	0
Interest and other income	35,904	3,427	162,432	10,036
Proxy dispute related fees	(866,975)	0	(866,975)	0
Net income (loss) before taxes	(996,304)	(812,541)	(2,272,247)	(1,651,118)

Income tax expense	26,709	23,336	36,173	23,336

Net income (loss)	(1,023,013)	(835,877)	(2,308,420)	(1,674,454)
Earnings (loss) per share – basic & FD	(0.02)	(0.02)	(0.06)	(0.05)
Weighted average shares basic	41,000,602	33,621,131	40,925,957	31,927,955
Weighted average shares fully diluted	41,348,638	34,973,667	41,273,993	33,602,352

Statement of Cash Flows
Cash provided by operating activities	402,381	99,346	(1,104,057)	(147,111)
Cash provided by investing activities	(1,955,791)	(1,065,848)	(10,853,735)	(3,699,182)
Cash provided by financing activities	(23,720)	803,537	(16,531)	2,599,352
Increase (decrease) in cash for period	(1,577,130)	(361,657)	(11,974,323)	(1,246,941)

Sales during the six month period ended June 30, 2008 were higher than the corresponding period of 2007 as a result of more tonnes milled, higher recoveries and higher metal prices. Lower average grade ores were economically mined during the period as higher prices permitted lower cut-off grades.

Gross profit for the second quarter ended June 30, 2008 was $912,440, a decrease of 24% from $1,203,560 a year earlier. Gross profit is derived from net sales at the Guitarra Mine less all direct and indirect mining costs and any other non capitalized expenses at La Guitarra. Overall the Company continues to be profitable on its Mexican operations, but gross margins have decreased as the Guitarra Mine incurs non capitalized expenses relating to mine expansion and exploration work. The Company anticipates that administrative expenses will increase with the completion of the Feasibility Study and initiation of infrastructure construction and accelerated mine development.

During the quarter ended June 30, 2008 Genco recorded a fair value adjustment on management bonuses payable for calendar years 2006 and 2007. Under the terms of the management contracts certain employees and consultants of the Company accrued bonuses payable in Genco common shares with the number of shares to be paid calculated on the respective year end average closing prices and the issuance of shares subject to shareholder approval. At the June AGM shareholder approval was obtained for the payment of bonuses in shares. The carrying value of the bonus payable was reduced by $804,409 on June 30, 2008 to reflect the fair value in the share price on the date of the period end versus the value at which the bonuses were originally carried.

During the three month period ended June 30, 2008, cash flows used in investing activities were $1,955,791 (June 30, 2007 - $1,065,848) with the funds coming from operations and cash. During the period ended June 30, 2008 the total investment in exploration and development work at La Guitarra and the purchase of additional mining equipment and surface rights in the Temascaltepec Mining District was $6,061,941.

Summary of Quarterly Results

The following table summarizes selected Company financial information for the last eight completed fiscal quarters (in thousands, except per share).

	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2008	2008	2007	2007	2007	2007	2006	2006
	$	$	$	$	$	$	$	$
Revenue	2,263	2,073	736	1,894	2,034	1,547	1,542	2,009
Operating profit	912	(245)	(2,385)	1,003	1,204	311	(335)	1,091
Net income (loss)	(1,023)	(1,285)	(3,226)	(838)	(836)	(839)	(945)	(352)
Net loss per share	0.02	0.03	0.09	0.02	0.02	0.03	0.03	0.01
Net loss per share FD*	0.02	0.03	0.09	0.02	0.02	0.03	0.03	0.01

*Fully diluted

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Liquidity and Capital Resources

On June 30, 2008, the Company had cash reserves of $641,180, current assets of $6,115,134 and a net working capital deficit of $931,771. The Company is confident that its cash reserves, cash flow and the proceeds from the sale of the Chief interest are sufficient to meet its current financial obligations.

The Company has recorded Value Added Tax receivable in Mexico in the amount of $3,021,094. The Company received an assessment from the Service of Tax Administration advising that the refund was rejected. Management has appealed the decision and expects that the amount will be fully recoverable.

The following table summarizes the Company’s contractual obligations on June 30, 2008.

Contractual		Payments Due by Period
Obligations	Total	<1 Year	1-3 Years	4-5 Years	>5 Years
Long Term Debt	2,305,093	743,631	1,055,912	505,550	Nil
Capital Lease Obligations	17,842	10,641	6,822	379	Nil
Operating Leases	346,577	145,342	201,235	Nil	Nil
Other Long Term Obligations*	762,913	Nil	Nil	Nil	762,913
Total Contractual Obligations	$3,432,425	$899,614	$1,263,969	$505,929	$762,913

Long term debt consists of debt incurred to purchase La Guitarra and heavy equipment loans. Leases include office equipment and office space. Other long term obligations consist of the present value of the estimated costs of mine closure and the labour severance liability in Mexico and Utah and future mine closure costs relating to Chief.

In order to implement long term plans for the Temascaltepec Mining District, and take advantage of other business opportunities, the Company may need to raise additional funds. At this time, the Company does not know of any demands, commitments, or future events which will materially affect its liquidity. As in many resource companies, cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work the Company may be required to look for alternate sources of financing. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Transactions with Related Parties

In addition to related party transactions reported elsewhere in this MD&A, during the six month period ended June 30, 2008, the Company paid or accrued $599,031 in consulting fees, management fees, and bonuses to directors and officers (June 30, 2007 - $250,622). Included in accounts payable at the period end is $1,770,439 owing to directors and officers of the Company (December 31, 2007 - $1,750,000). Also, during the period the Company agreed to reimburse a director $470,000 in accrued expenses related to a proxy dispute.

During the six month period ended June 30, 2008 directors and officers of the Company exercised options to purchase125,000 shares at a price of $0.75 per share for total proceeds of $93,750.

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Critical Accounting Policies

The Company’s critical accounting policies are summarized in Note 2 to its consolidated financial statements. In the preparation of its consolidated financial statements, the Company uses Canadian GAAP, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosure. Estimates are based on management’s knowledge of current events and actions the Company may undertake in the future, actual results may differ from these estimates.

Changes in Accounting Policy

Effective January 1, 2008 the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”); “Financial Instruments - Disclosure” (Section 3862), “Financial Instruments –Presentation” (Section 3863), “Inventories” (Section 3031) and “Capital Disclosures” (Section 1535). These new standards have been adopted prospectively. Adoption of these standards did not impact January 1, 2008 opening balances.

Financial Instruments - Disclosure and Presentation – Sections 3862 & 3863

These new sections require disclosures of both qualitative and quantitative information that enables users of financial statements to evaluate the nature and extent of risks from financial instruments to which the Company is exposed.

Inventories – Section 3031

The new standard requires inventories to be measured at the lower of cost or net realizable value; disallows the use of a last-in, first-out inventory costing methodology; and requires that, when circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is to be reversed. The adoption of this new standard did not have a material impact on the Company’s earnings.

Capital Disclosures – Section 1535

As a result of adopting this new section, the Company will be required to include additional information in the notes to the financial statements about its capital and the manner in which it is managed. This additional disclosure includes quantitative and qualitative information regarding an entity’s objectives, policies and procedures for managing capital.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash, accounts and taxes receivable, deposits, accounts payable, accrued liabilities, and long term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of the financial instruments other than long term debt approximate their carrying values, unless otherwise noted.

As the financial instruments are not subject to significant foreign exchange or interest rate risk, the Company has not adopted risk management policies.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. The Company deposits cash with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company’s accounts receivable are primarily derived from input tax credits receivable and trade receivables for mineral concentrate sales. The Company will maintain an allowance for doubtful accounts receivable in those cases for which the expected collectability of accounts receivable is in question.

Disclosure of Outstanding Share Data

The Company has an unlimited number of Common shares authorized, with 41,030,272 outstanding on June 30, 2008 and 41,437,936 on the date of this MD&A.

On June 30, 2008, options to purchase 3,750,099 common shares and warrants to purchase 3,733,333 common shares were outstanding. As of the date of this MD&A, options to purchase 3,400,099 common shares and 3,733,333 warrants to purchase common shares were outstanding.

Controls and Procedures

Internal Control over Financial Reporting

Management has the responsibility for the design and implementation of controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with the accounting principles generally accepted in Canada.

There have been no significant changes in the Company’s internal control over financial reporting during the six month period ended June 30, 2008.

Disclosure Controls

Management is responsible for the design and effectiveness of disclosure controls and other procedures to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers.